UniCredit Group

[redacted]

08001433

SEC
Mail Processing
Section

MAR 19 2008

Washington, DC
101

File No. 82 - 3185

Messrs.
UNITED STATES SECURITY AND EXCHANGE COMMISSION
FILING DESK
450 Fifth St. N.W. Judiciary Plaza
20549 Washington D.C. U.S.A.

Milan, March 17th, 2008

Re: Rule 12g3-2 (b) "Home Country Information" exemption SUPPL

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Special Shareholders Meeting of UniCredito Italiano, which will be published in the "La Repubblica", (Italian edition) on March 18th 2008.

With kindest regards, we remain,

Yours faithfully,

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

UniCredito Italiano
Direzione Centrale

Corporate Affairs
Leo

UniCredit S.p.A

Sede Sociale
Via Minghetti, 17
00187 - ROMA

Direzione Centrale
Piazza Cordusio
20121 - MILANO

UniCredit

UniCredit S.p.A. - Registered Office in Rome - Via Minghetti, 17 - Head Office in Milan – Piazza Cordusio; Registered with the Roma Courts in the Companies Register, fiscal code and VAT number 00348170101; Registered in the Register of Banking Groups and Parent Company of the UniCredito Italiano Banking Group registered with code 3135.1 - Member of the Interbank Fund for Deposit Protection Capital: € 6.683.084.257,50, fully paid up.

CALLING OF A SPECIAL SHAREHOLDERS MEETING (*)

The Shareholders of UniCredit holding **savings shares** are called to attend a Special Shareholders Meeting to be held on 18th April 2008 at 12.00 am in via San Protaso 1, Milan, and, if necessary, in second call, on 21st April 2008 at 12.00 am in the same location. If the necessary quorum is not reached, the Meeting is convened in third call, on 22nd April 2008 at 12.00 am **in Milan, via Tommaso Grossi, 10** to discuss and debate upon the following:

AGENDA

1. Appointment of the person who will represent the holders of savings shares;
2. Resolution to determine the annual emoluments for the period 2008-2010 of the person who will represent all the holders of savings shares.

The Directors' report related to the items on the Agenda will be available by 3rd April 2008 at the Company's Registered Office and the Head Office, as well as at Borsa Italiana S.p.A. and will be also available on the Company's website at www.unicreditgroup.eu. This documentation may be examined by the Shareholders.

Pursuant to art. 2370 of the Italian Civil Code meetings may be attended by the holders of savings shares who display a copy of the notification that Monte Titoli participants issued to the Company and which, in compliance with applicable law, are obliged to make available to them. It has been recalled that, in accordance with article 12 of the company's Articles of Association, the company must receive the notification sent by Monte Titoli participant at least two days prior to the date set for the first call of the Meeting.

Dieter RAMPL

(CHAIRMAN OF THE BOARD OF DIRECTORS)

Shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.
Shareholders wishing not to attend personally can be represented by a proxy (more than one proxy for the same shareholder is not permitted). As provided for by article 13 of the company's Articles of Association, "except where otherwise governed by current laws on proxy voting, shareholders with the right to attend shareholders' meetings may be represented by third parties (whether shareholders or not), pursuant to section 2372 of the Italian Civil Code".

(*) *Convenience translation: the present translation is provided for information purposes only.*

END